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                                  SCHEDULE 13D
                                 (Rule 13d-101)
  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                              Perle Systems Limited
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    71415205
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                                 (CUSIP Number)

              Stephen Rider, President and Chief Executive Officer
                         Royal Capital Management, Inc.
                          4100 Yonge Street, Suite 504
                        Toronto, Ontario, Canada M2P 2G2
                                 (416) 226-9920
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                October 27, 2003
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 714152105                    13D                     PAGE 1 OF 5 PAGES
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1.         Names of Reporting Persons/I.R.S. Identification Nos. of Above
           Persons (Entities Only)

           Mark Shoom

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2.         Check the Appropriate Box if a Member of a Group         (a)      [ ]
           (See Instructions)                                       (b)      [ ]

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3.         SEC Use Only

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4.         Source of Funds (See Instructions)

           PF

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5.         Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e) [ ]
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6.         Citizenship or Place of Organization

           Ontario, Canada

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Number of Shares Beneficially Owned by 7.  Sole Voting Power                   0
Each Reporting Person With
                                       -----------------------------------------
                                       8.  Shared Voting Power       500,000,000

                                       -----------------------------------------
                                       9.  Sole Dispositive Power              0

                                       -----------------------------------------
                                       10. Shared Dispositive Power  500,000,000

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11.        Aggregate Amount Beneficially Owned by Each Reporting Person

           500,000,000

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12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
           (See Instructions)

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13.        Percent of Class Represented by Amount in Row (11)

           98.1%

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14.        Type of Reporting Person  (See Instructions)

           IN

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-------------------                                            -----------------
CUSIP NO. 714152105                    13D                     PAGE 2 OF 5 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

           Royal Capital Management Inc.

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2.         Check the Appropriate Box if a Member of a Group         (a)      [ ]
           (See Instructions)                                       (b)      [ ]

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3.         SEC Use Only

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4.         Source of Funds  (See Instructions)

           OO

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5.         Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e) [ ]

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6.         Citizenship or Place of Organization

           Ontario, Canada

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Number of Shares Beneficially Owned by  7. Sole Voting Power                   0
Each Reporting Person With
                                       -----------------------------------------
                                        8. Shared Voting Power       500,000,000

                                       -----------------------------------------
                                        9. Sole Dispositive Power              0
                                       -----------------------------------------
                                       10. Shared Dispositive Power  500,000,000
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11.        Aggregate Amount Beneficially Owned by Each Reporting Person

           500,000,000

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12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
           (See Instructions)

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13.        Percent of Class Represented by Amount in Row (11)

           98.1%

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14.        Type of Reporting Person  (See Instructions)

           CO, IV

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                                  SCHEDULE 13D

ITEM 1.       SECURITY AND ISSUER

         This Report on Schedule 13D relates to shares of common stock, no par value (the "Common Stock"), of Perle Systems Limited (the "Company"), whose principal executive offices are located at 60 Renfrew Drive, Suite 100, Markham, Ontario, Canada L3R 0E1.

ITEM 2.       IDENTITY AND BACKGROUND

         This Report is filed by Royal Capital Management Inc. ("Roycap") and Mark Shoom ("Shoom" and, together with Roycap, the "Reporting Persons"). Roycap is a corporation formed under the laws of Ontario, Canada, having its principal place of business and principal offices at 4100 Yonge Street, Suite 504, Toronto, Ontario, Canada M2P 2G2. Roycap is a Toronto, Canada-based private equity investment company. Shoom, a Canadian citizen, is the sole shareholder and a director of Roycap. Shoom's business address is 4100 Yonge Street, Suite 504, Toronto, Ontario, Canada M2P 2G2.

         Other than Shoom, the only other executive officers and directors of Roycap are Jean Noelting and Stephen Rider. Mr. Noelting is managing director of Roycap and Mr. Rider is a director and president and chief executive officer of Roycap. Both individuals are citizens of Canada and both have the business address of 4100 Yonge Street, Suite 504, Toronto, Ontario, Canada M2P 2G2.

         Neither the Reporting Persons nor any of Roycap's executive officers and directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding of any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In May 2003, the Reporting Persons purchased Cdn$25.1 of the Company's senior secured debt from its primary lender for Cdn$6.3 million in an arm's length transaction. The source of the purchase money was the personal funds of Shoom.

         On October 17, 2003, the Company and Roycap entered into a Subscription and Support Agreement (the "Subscription and Support Agreement"). On October 27, 2003, pursuant to the Subscription and Support Agreement, the Reporting Persons purchased 500 million shares of Common Stock at a price of Cdn$0.04 per share and paid for such shares through the release of Cdn$20 million of the Company's total outstanding secured long term and current debt.

ITEM 4.       PURPOSE OF TRANSACTION.

         As a result of the debt to equity conversion described in Item 3 above, the Reporting Persons acquired 98.1% of the issued and outstanding shares of Common Stock. Pursuant to the Subscription and Support Agreement, the Company agreed to submit to its shareholders a proposal whereby, if approved by the shareholders, the Company would consolidate (referred to as a "reverse stock split" in the United States) its outstanding Common Stock on the basis of one new share of Common Stock

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for each 2 million shares of Common Stock.

         The Company has scheduled a meeting of its shareholders for November 28, 2003, to consider the special resolution authorizing the consolidation. The Reporting Persons will vote their Common Stock in favor of the consolidation and, as a result, approval of the consolidation is assured. The consolidation will be completed following the meeting on November 28, 2003. Upon consummation of the consolidation, Shoom will be the sole remaining shareholder of the Company and the Company will cease to be a public company. On November 28, 2003, assuming consummation of the consolidation, the Company intends to file a Form 15 with the Securities and Exchange Commission to suspend its continuous reporting obligations and deregister its Common Stock under the Securities Exchange Act of 1934, as amended.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of October 27, 2003, the Reporting Persons own 500,000,000 shares of the Common Stock of the Company, which represents approximately 98.1% of the outstanding shares of the Common Stock (based upon 509,592,293 shares of Common Stock outstanding).

         (b) The Reporting Persons share the power to vote and the power to dispose of all 500,000,000 shares held by the Reporting Persons.

         (c) The Reporting Persons acquired all 500,000,000 shares directly from the Company on October 27, 2003 in exchange for the release of Cdn$20,000,000 in Company debt held by the Reporting Persons. The shares were valued at Cdn$0.04 each. See Item 3 above.

         (d)  Not applicable.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Subscription and Support Agreement and a revised credit agreement entered into between Roycap and the Company on October 27, 2003, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and the other persons named in Item 2 and any person with respect to any securities of the Company.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1   Agreement regarding filing of joint Schedule 13D.

         Exhibit 2 Subscription and Support Agreement, dated October 17, 2003, between Roycap and the Company.

         Exhibit 3 Third Amendment Agreement, dated October 27, 2003, between Roycap and the Company.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated November 5, 2003.

                                     ROYAL CAPITAL MANAGEMENT INC.

                                     By: /s/ Stephen Rider
                                         -------------------------
                                             Stephen Rider, President and Chief
                                             Executive Officer

                                         /s/ Mark Shoom
                                         -------------------------
                                             Mark Shoom

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